===========================
                               PERMA-FIX
                        ENVIRONMENTAL SERVICES, INC.
                        ===========================

July 25, 2000


Mr. Gary Dixon
Congress Financial Corporation (Florida)
777 Brickell Avenue, Suite 808
Miami, FL 33131

Re:  Acquisition of 80% Equity Interest in M&EC

Dear Gary:

Pursuant to our discussion, please find enclosed a copy of the letter of intent for the purchase by Perma-Fix Environmental Services, Inc. of an 80% equity interest in East Tennessee
Materials and Energy Corporation ("M&EC"). This represents a very strategic acquisition of a unique mixed waste facility, which is located directly on a Department of Energy ("DOE") site and holds three Broad Spectrum contracts. The combination of the Gainesville mixed waste facility, DSSI, and now M&EC places Perma-Fix in a commanding position to capture a large portion of the mixed waste market. As you may recall, M&EC is in a start-up mode, currently designing and building the processing equipment, after having spent a great deal of time and money obtaining the RAD license and RCRA permits, leasing and preparing the facility within the K-1200 DOE building and putting a structure in place to be able to begin processing. Attached for your reference is the current financial model, as is being used by Ryan, Beck and Larkspur Capital, and an initial draft of a June 30, 2000 proforma balance sheet.

As  a  condition of the letter of intent and in an effort to meet
the   conditions  of  the  Broad  Spectrum  contracts  for  waste processing deadlines, Perma-Fix agreed to loan M&EC $50,000 at the date of signing the letter of intent and certain additional funds over the next several months, as required to complete the
start-up.   A  portion  of  the `use of funds'  from  the  equity
offering was specifically for the purpose of building the equipment, $2.0 million in the initial models, which has now been expanded for an additional $4.0 million of start-up and working capital funds, both of which are to now be funded from the
proposed  $25.0 million of equity/sub-debt offering.   All  funds
loaned by PESI to M&EC will be documented on a promissory note and security agreement to be repaid over a proposed three-year period, with interest only (at prime plus 1 3/4%) during the first
year.   As  discussed, a portion of the $750,000 RBB Bank  bridge
loan was intended to fund such M&EC acquisition activities.

      1940 N.W. 67TH PLACE, SUITE A * GAINESVILLE, FL  32653 *
            TEL. (352) 373-4200 * FAX (352) 373-0040

Pursuant to the terms of our loan and security agreement with Congress Financial, we would like to request your approval and consent to loan to M&EC the initial $50,000, as contained in the letter of intent, and certain additional funds as deemed appropriate by management so as to initiate processing under the Broad Spectrum contract.

Please advise if you have any questions or concerns on the above.

Sincerely,

/s/ Richard T. Kelecy

Richard T. Kelecy
Chief Financial Officer


Approval and Consent:


/s/ Gary Dixon     VP
_________________________
Gary Dixon

7/31/00
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Date









RTK/sm

cc:  Dr. Louis F. Centofanti

Enclosure(s)